PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ——— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 22, 2022

VIA EDGAR

Mr. Kyle Wiley, Staff Attorney

Ms. Jan Woo, Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited

Response to the Staff’s Comments on

Amendment No. 2 to Registration Statement on Form F-3

Filed on May 19, 2022 (File No. 333-260944)

Dear Ms. Woo and Mr. Wiley:

On behalf of our client, Aurora Mobile Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 7, 2022, on the Company’s Amendment No. 2 to Registration Statement on Form F-3 filed on May 19, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Aurora Mobile Limited

September 22, 2022

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects the revisions discussed in this letter, and certain exhibits via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

Cover Page

1.

We note your response to prior comment 1. We also note that your cover page disclosure and disclosure on page 10 has not changed and still states that ““Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the VIE and its subsidiaries in China.” Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 2, 6-10 and where applicable of the Amendment No. 3.

2.	We note your response to prior comment 2 and previous related response. Please disclose whether you have written cash management policies and procedures that dictate how funds are transferred.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 15-16 of the Amendment No. 3.

About This Prospectus, page 1

3.

We note that your definition of “China” and “PRC” excludes Hong Kong and Macau. Please revise your disclosure throughout the prospectus to include references to Hong Kong and Macau as China and/or the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 1, 6-10 and where applicable of the Amendment No. 3.

*            *             *

Aurora Mobile Limited

September 22, 2022

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 3, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive

Officer, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Maple Liao, Partner, Ernst & Young Hua Ming LLP